Exhibit 11

          COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
        For the Quarter and Nine-Month Periods Ended September 30, 1994
                (Dollars in thousands except per share amounts)


The information below is presented to comply with Regulation S-K Item 601.
The computation is not used or required in the consolidated statements of income as its dilutive effect on simple earnings per share is less than 3%.

For the quarter ended September 30, 1994

                                    Primary EPS     Fully Diluted EPS
Weighted average shares               8,662,718             8,662,718
Common Stock Equivalents (CSE)
 Stock options                          150,307               150,307
Primary weighted average shares       8,813,025             8,813,025
Additional CSE                                                 41,101
Fully diluted weighted average shares                       8,854,126

Net Income                               $7,801                $7,801

Earnings Per Share                        $0.89                 $0.88


For the nine-month period ended September 30, 1994

                                    Primary EPS     Fully Diluted EPS
Weighted average shares               8,660,658             8,660,658
Common Stock Equivalents (CSE)
 Stock options                          153,458               153,458
Primary weighted average shares       8,814,116             8,814,116
Additional CSE                                                 39,975
Fully diluted weighted average shares                       8,854,091

Net Income                              $22,645               $22,645

Earnings Per Share                        $2.57                 $2.56
